Exhibit 99.1

CureVac Announces Start of Combined Phase 1/2 Study in Avian Influenza (H5N1); Development in Collaboration with GSK

•	Phase 1 part of combined Phase 1/2 study initiated as part of pandemic preparedness against highly pathogenic avian influenza (H5N1) virus, considered to be potential future pandemic threat

•	Study will assess monovalent vaccine candidate, encoding an influenza A H5-antigen using proprietary second-generation mRNA backbone

•	Avian influenza is latest program progressing to clinical trials under broad infectious disease collaboration agreement with GSK

TÜBINGEN, Germany/BOSTON, USA – April 24, 2024 – CureVac N.V. (Nasdaq: CVAC) (“CureVac”), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced the start of the Phase 1 part of a combined Phase 1/2 study of an investigational influenza A (H5N1) pre-pandemic vaccine candidate developed in collaboration with GSK. The H5N1 avian influenza virus is considered a potential future pandemic threat, known to sporadically cross species from its original bird host to other animal hosts and humans. The monovalent vaccine candidate is based on CureVac’s proprietary second-generation mRNA backbone and encodes an influenza A H5-antigen.

“The highly pathogenic avian influenza virus is frequently cited as one of the viruses with high pandemic potential, with cases of animal-to-human transmission of the H5N1 strain already documented. Leveraging our clinically validated mRNA-technology platform and second-generation mRNA backbone, we aim to provide an effective countermeasure to the pandemic threat of potential human-to-human transmission”, said Dr. Myriam Mendila, Chief Development Officer of CureVac. “This clinical milestone, in collaboration with GSK, expands the application of our mRNA technology into an additional indication in infectious diseases and addresses the need to be prepared for potential future pandemics.”

The combined Phase 1/2 study will evaluate the safety, reactogenicity and immunogenicity of an investigational influenza A (H5N1) pre-pandemic vaccine candidate in healthy younger adults aged 18 to 64 and healthy older adults aged 65 to 85. In the initial Phase 1 dose-escalation part of the study, up to five dose levels will be assessed compared to a placebo control. The study will be conducted in the United States.

The broad CureVac-GSK infectious disease collaboration was first announced in July 2020. It focuses on applying CureVac’s mRNA-technology to the development of new products for infectious disease targets.

About CureVac

CureVac (Nasdaq: CVAC) is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing, optimizing, and manufacturing this versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. This collaboration was later extended to the development of second-generation COVID-19 vaccine candidates, and modified mRNA vaccine technologies. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac N.V. has its headquarters in Tübingen, Germany, and has more than 1,100 employees across its sites in Germany, the Netherlands, Belgium, Switzerland, and the U.S. Further information can be found at www.curevac.com.

CureVac Media Contact

Patrick Perez, Junior Manager Public Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1831

M: +49 151 14 115247

patrick.perez@curevac.com

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac RNA Printer GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, cash runway, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, fluctuations of operating results due to the effect of exchange rates, delays in litigation proceedings, different judicial outcomes or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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